Exhibit 99

April 20, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Outcome of the meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) held on April 20, 2024

We enclose herewith the audited standalone and consolidated financial results of the Bank for the quarter and year ended March 31, 2024 (“Results”), along with segment reporting and the Audit Report of the Joint Statutory Auditors in this regard.

The Joint Statutory Auditors of the Bank, M/s M M Nissim & Co. LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants, have issued the Audit Report on the Standalone and Consolidated financial results for the year ended March 31, 2024 with unmodified opinion.

Please note that the Results were approved by the Board at 2.20 p.m. at its meeting held today, and thereafter the Board meeting continued for consideration of other agenda items.

Kindly take the same on your records.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Encl.: a/a.

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2024

		(₹ in crore)
		Quarter ended			Year ended
		31.03.2024	31.12.2023	31.03.2023	31.03.2024	31.03.2023
	Particulars	Audited (Refer note 6)	Unaudited	Audited (Refer note 6)	Audited	Audited
1	Interest earned (a)+(b)+(c)+(d)	71472.75	70582.61	45119.36	258340.56	161585.55
	a) Interest / discount on advances / bills	58144.98	56772.58	35642.78	207220.01	127095.86
	b) Income on investments	11597.75	12215.78	8376.44	44364.28	31311.16
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	459.64	376.07	308.65	2040.47	996.79
	d) Others	1270.38	1218.18	791.49	4715.80	2181.74
2	Other Income (Refer note 9)	18166.25	11137.04	8731.18	49240.99	31214.83
3	Total Income (1)+(2)	89639.00	81719.65	53850.54	307581.55	192800.38
4	Interest expended	42395.93	42111.27	21767.53	149808.10	74743.31
5	Operating expenses (i)+(ii)	17968.83	15961.08	13462.11	63386.01	47652.09
	i) Employees cost	6936.19	5351.76	4362.06	22240.21	15512.36
	ii) Other operating expenses	11032.64	10609.32	9100.05	41145.80	32139.73
6	Total Expenditure (4)+(5) (excluding provisions and contingencies)	60364.76	58072.35	35229.64	213194.11	122395.40
7	Operating Profit before provisions and contingencies (3)-(6)	29274.24	23647.30	18620.90	94387.44	70404.98
8	Provisions (other than tax) and Contingencies (Refer note 12 and 13)	13511.64	4216.64	2685.37	23492.14	11919.67
9	Exceptional items	—	—	—	—	—
10	Profit from ordinary activities before tax (7)-(8)-(9)	15762.60	19430.66	15935.53	70895.30	58485.31
11	Tax Expense (Refer note 17)	(749.25)	3058.12	3888.08	10083.03	14376.60
12	Net Profit from ordinary activities after tax (10)-(11)	16511.85	16372.54	12047.45	60812.27	44108.71
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit for the period (12)-(13)	16511.85	16372.54	12047.45	60812.27	44108.71
15	Paid up equity share capital (Face Value of ₹ 1/- each)	759.69	759.25	557.97	759.69	557.97
16	Reserves excluding revaluation reserves				436833.39	278574.03
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	18.80%	18.39%	19.26%	18.80%	19.26%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	21.74	21.58	21.60	85.83	79.25
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	21.67	21.49	21.49	85.44	78.89
	(iv) NPA Ratios:
	(a) Gross NPAs	31173.32	31011.67	18019.03	31173.32	18019.03
	(b) Net NPAs	8091.74	7664.10	4368.43	8091.74	4368.43
	(c) % of Gross NPAs to Gross Advances	1.24%	1.26%	1.12%	1.24%	1.12%
	(d) % of Net NPAs to Net Advances	0.33%	0.31%	0.27%	0.33%	0.27%
	(v) Return on assets (average) - not annualized	0.49%	0.49%	0.53%	1.98%	2.07%
	(vi) Net worth	427634.18	415154.14	273063.04	427634.18	273063.04
	(vii) Outstanding Redeemable Preference Shares	—	—	—	—	—
	(viii) Capital Redemption Reserve	—	—	—	—	—
	(ix) Debt Equity Ratio	1.21	1.28	0.39	1.21	0.39
	(x) Total Debts to Total Assets	18.30%	21.12%	8.38%	18.30%	8.38%

- Debt represents borrowings with residual maturity of more than one year. Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in crore)
		Quarter ended			Year ended
		31.03.2024	31.12.2023	31.03.2023	31.03.2024	31.03.2023
Particulars		Audited (Refer note 6)	Unaudited	Audited (Refer note 6)	Audited	Audited
1	Segment Revenue
a)	Treasury	20553.30	14664.82	9482.54	61653.66	34322.91
b)	Retail Banking:	65065.26	64774.11	40160.52	233637.87	142273.15
	(i) Digital Banking*	1.05	0.94	0.51	3.37	0.64
	(ii) Other Retail Banking	65064.21	64773.17	40160.01	233634.50	142272.51
c)	Wholesale Banking	48745.92	49743.78	27626.56	175520.23	94366.08
d)	Other Banking Business	8318.92	7511.34	6977.75	30050.38	25979.31
e)	Unallocated	—	—	—	—	—
	Total	142683.40	136694.05	84247.37	500862.14	296941.45
	Less: Inter Segment Revenue	53044.40	54974.40	30396.83	193280.59	104141.07

	Income from Operations	89639.00	81719.65	53850.54	307581.55	192800.38

2	Segment Results$
a)	Treasury	9128.25	1883.46	1043.12	14190.10	2096.49
b)	Retail Banking:	426.37	5725.88	3976.48	15659.91	14163.54
	(i) Digital Banking*	(0.31)	(0.29)	(0.37)	(1.23)	(0.85)
	(ii) Other Retail Banking	426.68	5726.17	3976.85	15661.14	14164.39
c)	Wholesale Banking	3751.15	9876.77	8559.13	32280.98	33641.99
d)	Other Banking Business	2825.78	2745.95	2948.14	11104.00	9684.53
e)	Unallocated	(368.95)	(801.40)	(591.34)	(2339.69)	(1101.24)

	Total Profit Before Tax	15762.60	19430.66	15935.53	70895.30	58485.31

3	Segment Assets
a)	Treasury	822926.80	759245.15	641108.56	822926.80	641108.56
b)	Retail Banking:	1395089.03	1362925.61	756068.77	1395089.03	756068.77
	(i) Digital Banking*	51.34	54.05	40.22	51.34	40.22
	(ii) Other Retail Banking	1395037.69	1362871.56	756028.55	1395037.69	756028.55
c)	Wholesale Banking	1274899.43	1260248.89	973689.82	1274899.43	973689.82
d)	Other Banking Business	97097.23	91673.50	80748.70	97097.23	80748.70
e)	Unallocated	27610.57	18545.76	14465.63	27610.57	14465.63

	Total	3617623.06	3492638.91	2466081.48	3617623.06	2466081.48

4	Segment Liabilities$
a)	Treasury	94557.67	154374.88	73308.77	94557.67	73308.77
b)	Retail Banking:	2046673.65	1912201.02	1590732.52	2046673.65	1590732.52
	(i) Digital Banking*	56.18	58.12	41.66	56.18	41.66
	(ii) Other Retail Banking	2046617.47	1912142.90	1590690.86	2046617.47	1590690.86
c)	Wholesale Banking	973987.85	950277.47	464552.76	973987.85	464552.76
d)	Other Banking Business	8212.98	7030.03	7018.64	8212.98	7018.64
e)	Unallocated	53945.11	46455.70	50269.77	53945.11	50269.77

	Total	3177377.26	3070339.10	2185882.46	3177377.26	2185882.46

5	Capital, Employees stock options outstanding and Reserves	440245.80	422299.81	280199.02	440245.80	280199.02

6	Total (4)+(5)	3617623.06	3492638.91	2466081.48	3617623.06	2466081.48

* Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

$ Segment Results and Liabilities are after considering the impact of Floating Provisions in the respective segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Statement of Assets and Liabilities is given below:

	(₹ in crore)
Particulars	As at 31.03.2024	As at 31.03.2023
	Audited	Audited
CAPITAL AND LIABILITIES
Capital	759.69	557.97
Employees stock options outstanding	2652.72	1067.02
Reserves and surplus	436833.39	278574.03
Deposits	2379786.28	1883394.65
Borrowings	662153.07	206765.56
Other liabilities and provisions	135437.91	95722.25

Total	3617623.06	2466081.48

ASSETS
Cash and balances with Reserve Bank of India	178683.22	117160.77
Balances with banks and money at call and short notice	40464.19	76604.31
Investments	702414.96	517001.43
Advances	2484861.52	1600585.90
Fixed assets	11398.97	8016.55
Other assets	199800.20	146712.52

Total	3617623.06	2466081.48

2	Statement of Cash flow is given below:

	(₹ in crore)
	Year ended
Particulars	31.03.2024	31.03.2023
	Audited	Audited
Cash flows from operating activities:
Profit before income tax	70895.30	58485.31
Adjustments for:
Depreciation on fixed assets	2810.10	2242.48
(Profit) / loss on revaluation of investments	(943.49)	545.82
Amortisation of premium on held to maturity investments	844.95	851.20
Profit on sale of fixed assets	(73.82)	(8.29)
Profit on sale of investment in subsidiary	(7341.42)	—
Provision / charge for non performing assets	10774.82	11787.38
Floating provisions	10900.00	—
Provision for standard assets and contingencies	1817.33	132.27
Dividend from subsidiaries	(1332.39)	(810.98)
Employee Stock Options / Units expense	1547.40	748.90

	89898.78	73974.09

Adjustments for:
Increase in investments	(54833.62)	(63330.89)
Increase in advances	(289444.22)	(243552.64)
Increase in deposits	339132.41	324177.21
Increase in other assets	(29225.41)	(59409.35)
(Decrease) / Increase in other liabilities and provisions	(669.24)	10930.70

	54858.70	42789.12

Direct taxes paid (net of refunds)	(19843.74)	(15475.73)

Net cash flow from operating activities	35014.96	27313.39

Cash flows from investing activities:
Purchase of fixed assets	(3834.89)	(3280.47)
Proceeds from sale of fixed assets	96.00	40.61
Proceeds from sale of investment in subsidiary (net)	9500.67	—
Dividend from subsidiaries	1332.39	810.98

Net cash flow from / (used in) investing activities	7094.17	(2428.88)

Cash flows from financing activities:
Proceeds from exercise of convertible equity warrants	3192.81	—
Proceeds from issue of share capital other then warrants	5249.73	3415.83
Proceeds from issue of Tier 1 and Tier 2 capital instruments	—	23000.00
Redemption of Tier 1 and Tier 2 capital instruments	—	(11477.00)
(Decrease) / Increase in other borrowings	(22275.06)	9787.61
Dividend paid during the period	(8404.42)	(8604.52)

Net cash flow (used in) / from financing activities	(22236.94)	16121.92

Effect of fluctuation in foreign currency translation reserve	101.26	431.71

Net increase in cash and cash equivalents	19973.45	41438.14

Cash and cash equivalents at the beginning of the year	193765.08	152326.94
Cash and cash equivalents acquired on amalgamation	5408.87	—
Cash and cash equivalents at the end of the year	219147.41	193765.08

Cash and cash equivalents includes Cash and balances with Reserve Bank of India and Balances with banks and money at call and short notice.

3

The above financial results have been approved by the Board of Directors at its meeting held on April 20, 2024. The financial results for the year ended March 31, 2024 have been subjected to an audit by the joint statutory auditors of the Bank.

4

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time and other accounting principles generally accepted in India, and is in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 (2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time.

5

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2023. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable, unless specifically required under that circular / direction.

6

The figures of the last quarter in each of the financial years are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of the third quarter of the respective financial year.

7

The Board of Directors at its meeting held on April 20, 2024, proposed a dividend of ₹ 19.50 per share (previous year: ₹ 19.00 per share), subject to approval of the members at the ensuing Annual General Meeting. Effect of the proposed dividend has been reckoned in determining capital funds in the computation of capital adequacy ratios as at March 31, 2024 and March 31, 2023.

8

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) erstwhile HDFC Investments Limited (“eHDFC Investments”) and erstwhile HDFC Holdings Limited (“eHDFC Holdings”), with and into erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”); and thereafter (ii) eHDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed form INC 28 with Registrar of Companies on July 01, 2023 and accordingly, the scheme became effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of eHDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. The results for the year ended March 31, 2024 include the operations of eHDFC Limited, eHDFC Investments and eHDFC Holdings for the period from July 01, 2023 to March 31, 2024 and hence, results for the quarter and year ended March 31, 2024 are not comparable with those of the corresponding periods of the previous year.

The amalgamation has been accounted under the ‘pooling of interest’ method as prescribed in Accounting Standard -14 “Accounting for amalgamation” (“AS-14”). Outstanding balances between eHDFC Limited and the Bank were eliminated as on July 01, 2023. All assets and liabilities of eHDFC Limited have been recognised by the Bank at their carrying amounts as on that date except for adjustments to bring about uniformity of accounting policies as required under AS-14. The share capital of ₹ 311.04 crore issued by the Bank as consideration pursuant to the scheme has been adjusted against the corresponding share capital of eHDFC Limited of ₹ 370.29 crore and the difference has been adjusted to Amalgamation Reserve. Further, excess of cost over face value of Investment in shares of the Bank by eHDFC Limited of ₹ 14,006.31 crore has been adjusted to Amalgamation Reserve. Consequently, the Bank has recognised a debit balance of ₹ 13,947.06 crore in the Amalgamation Reserve as a result of these adjustments.

Summarized values of assets and liabilities taken over in accordance with the terms of the Scheme is as detailed below:

Particulars	(₹ in crore)
Assets taken over
Balances with banks and money at call and short notice	5,408.87
Investments	146,773.54
Advances	605,664.86
Fixed assets	1,442.60
Other assets	14,338.34

Total Assets (A)	773,628.21

Liabilities, reserves and surplus taken over
Equity share warrants	265.64
Employees stock options outstanding	123.81
Reserves and surplus	111,005.85
Deposits	157,259.22
Borrowings	477,539.07
Other liabilities and provisions	27,064.33

Total Liabilities, reserves and surplus (B)	773,257.92

Net Assets C = (A-B)	370.29

Consequent upon amalgamation becoming effective, the authorised share capital of the Bank stood increased to ₹ 1,190.61 crore (11,90,61,00,000 shares of ₹ 1/- each) on account of transfer to and amalgamation / combination of authorised capital of eHDFC Limited with the authorised share capital of the Bank. In terms of the Scheme, the Bank has issued and allotted 3,11,03,96,492 equity shares to the shareholders of eHDFC Limited as on July 13, 2023, being the record date fixed by the Board of Directors as per the Scheme, in accordance with the share exchange ratio i.e. 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of eHDFC Limited. Accordingly, the paid-up share capital of the Bank increased from ₹ 559.18 crore consisting of 5,59,17,98,806 equity shares of ₹ 1/- each to ₹ 753.76 crore consisting of 7,53,75,69,464 equity shares of ₹ 1/- each, post cancellation of 1,16,46,25,834 equity shares held by eHDFC Limited in the Bank on that date in accordance with the provisions of the Scheme.

Further, in relation to the Scheme, the Bank had made applications to the RBI seeking certain forbearances / glidepath to commence from the effective date of the amalgamation. The applications were submitted to the RBI keeping in mind that the merged entity including its subsidiaries would require to comply with the extant RBI regulations with the expectation of facilitating minimal disruption to the existing customers of the merged entity, providing smooth glidepath and enabling the merged entity to continue with the incremental flow of credit in the economy including priority sector. The RBI has granted certain forbearances / glidepath and provided clarifications to the Bank by subsequent communications, the effect of which has been incorporated in the standalone financial results for the year ended March 31, 2024. The Bank continues to engage with the RBI in this regard.

9

During the quarter ended March 31, 2024, in order to comply with the condition imposed by the RBI in relation to the Scheme, the Bank sold 14,01,72,180 equity shares of HDFC Credila Financial Services Ltd (‘HDFC Credila’), for a consideration of ₹ 9,552.73 crore, resulting in gain of ₹ 7,341.42 crore (net of tax ₹ 5,526.26 crore). Consequent to the aforesaid sale, HDFC Credila has ceased to be a subsidiary of the Bank with effect from March 19, 2024.

10

During the quarter and year ended March 31, 2024, the Bank allotted 44,25,928 and 4,66,21,586 equity shares respectively pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

11

During the quarter and year ended March 31, 2024, the Bank allotted Nil and 2,47,75,632 equity shares respectively pursuant to exercise of convertible share warrants issued by eHDFC Limited. As a consequence, the share capital and share premium of the Bank has increased by ₹ 2.48 crore and ₹ 3,455.79 crore respectively, including money received by eHDFC Ltd at the time of allotment of share warrants.

12

During the quarter ended December 31, 2023, the Bank had made provision of ₹ 1,219.76 crore in respect of investments made in Alternate Investment Funds (AIFs) pursuant to the RBI circular dated December 19, 2023. Based on subsequent clarification issued by the RBI, the Bank has reassessed the provision and accordingly during the quarter, the Bank has reversed provision of ₹ 185.27 crore in respect of the investments in AIFs.

13	During the quarter and year ended March 31, 2024, the Bank has made a floating provision of ₹ 10,900.00 crore in line with the Board approved policy.

14

Details of resolution plan implemented under the Resolution Framework for COVID-19 related Stress as per RBI circulars dated August 06, 2020 (Resolution Framework 1.0) and May 05, 2021 (Resolution Framework 2.0) as at March 31, 2024 are given below:

	(₹ in crore)
Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of the previous half-year i.e. September 30, 2023 (A)	Of (A), aggregate debt that slipped into NPA during the half-year ended March 31, 2024	Of (A) amount written off during the half-year#	Of (A) amount paid by the borrowers during the half-year	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of this half-year i.e March 31, 2024^
Personal Loans	5,544.11	273.19	82.40	859.01	4,411.91
Corporate persons	491.83	2.29	0.63	164.30	325.24
Of which, MSMEs	89.10	0.44	0.07	31.57	57.09
Others	632.37	31.11	4.97	153.94	447.32
Total	6,668.31	306.59	88.00	1,177.25	5,184.47

#	Represents debt that slipped into NPA and was subsequently written off during the half-year ended March 31, 2024.
^	Excludes other facilities to the borrowers aggregating to ₹ 498.87 crore which have not been restructured.

15	Details of loans transferred / acquired during the quarter ended March 31, 2024 as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:

(i)	The Bank has not transferred any stressed loan (Non-performing asset and Special Mention Account) and loan not in default.

(ii)	Details of ratings of SRs outstanding as on March 31, 2024 are given below:

	(₹ in crore)
Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR4	India Ratings	25% - 50%	133.55
RR1	India Ratings	100% - 150%	86.25
RR1	CRISIL	100% - 150%	35.25
RR1+	India Ratings	More than 150%	0.15
RR1+	ICRA	More than 150%	0.85
RR1$	Informeric	100% - 150%	704.70
RR3	India Ratings	50% - 75%	41.14
Unrated			25.69
		Total	1,027.58

$	On account of amalgamation of eHDFC Limited with the Bank

(iii)	The Bank has not acquired any stressed loan and loan not in default.

16

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

17

Provision for tax during the quarter and year ended March 31, 2024 is net of write back of provision no longer required of ₹ 3,817.39 crore and ₹ 6,325.04 crore respectively, pursuant to favourable orders received.

18

The Bank has been allotted 16,13,176 equity shares of HDFC Securities Limited (‘HSL’) on April 15, 2024, subscribed through a rights issue for a consideration of ₹ 953.23 crore. Post the allotment, the Bank’s shareholding in HSL has increased from 95.13% to 95.19%.

19	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

20	₹ 10 million = ₹ 1 crore

Place: Mumbai Date: April 20, 2024	Sashidhar Jagdishan Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022-6652 1000, Fax: 022-2496 0739

CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2024

		(₹ in crore)
		Quarter ended			Year ended
		31.03.2024	31.12.2023	31.03.2023	31.03.2024	31.03.2023
	Particulars	Audited (Refer note 6)	Unaudited	Audited (Refer note 6)	Audited	Audited
1	Interest earned (a)+(b)+(c)+(d)	79433.61	78008.17	47548.34	283649.02	170754.05
	a) Interest / discount on advances / bills	61102.68	59527.32	37873.54	217979.34	135767.33
	b) Income on investments	15982.73	16573.26	8390.38	57524.80	31173.30
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	824.57	471.68	373.22	2634.63	1149.25
	d) Others	1523.63	1435.91	911.20	5510.25	2664.17
2	Other income (a)+(b)	44957.74	37007.34	9610.50	124345.75	33912.05
	a) Premium and other operating income from insurance business	22794.24	17778.49	—	57858.60	—
	b) Others (Refer note 10)	22163.50	19228.85	9610.50	66487.15	33912.05
3	Total Income (1)+(2)	124391.35	115015.51	57158.84	407994.77	204666.10
4	Interest expended	43691.51	43242.37	22606.03	154138.55	77779.94
5	Operating expenses (i)+(ii)+(iii)	49127.91	45926.13	14591.03	152269.34	51533.69
	i) Employees cost	9422.59	7860.20	5500.71	31023.00	20016.85
	ii) Claims and benefits paid including other expenses pertaining to insurance business	27847.85	26751.68	—	78313.46	—
	iii) Other operating expenses	11857.47	11314.25	9090.32	42932.88	31516.84
6	Total Expenditure (4)+(5) (excluding provisions and contingencies)	92819.42	89168.50	37197.06	306407.89	129313.63
7	Operating Profit before Provisions and contingencies (3)-(6)	31571.93	25847.01	19961.78	101586.88	75352.47
8	Provisions (other than tax) and contingencies (Refer note 13)	13810.54	4603.90	3179.09	25018.28	13854.08
9	Exceptional items	—	—	—	—	—
10	Profit from ordinary activities before tax and minority interest (7)-(8)-(9)	17761.39	21243.11	16782.69	76568.60	61498.39
11	Tax expense (Refer note 11)	(251.48)	3525.11	4148.68	11122.10	15349.69
12	Net Profit from ordinary activities after tax and before minority interest (10)-(11)	18012.87	17718.00	12634.01	65446.50	46148.70
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit for the period before minority interest (12)-(13)	18012.87	17718.00	12634.01	65446.50	46148.70
15	Less: Minority interest	390.49	460.13	39.54	1384.46	151.59
16	Net Profit for the period (14)-(15)	17622.38	17257.87	12594.47	64062.04	45997.11
17	Paid up equity share capital (Face value of ₹ 1/- each)	759.69	759.25	557.97	759.69	557.97
18	Reserves excluding revaluation reserves				452982.84	287762.33
19	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	23.20	22.74	22.58	90.42	82.64
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	23.12	22.65	22.46	90.01	82.27

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Group is as under:

		(₹ in crore)
		Quarter ended			Year ended
		31.03.2024	31.12.2023	31.03.2023	31.03.2024	31.03.2023
Particulars		Audited (Refer note 6)	Unaudited	Audited (Refer note 6)	Audited	Audited
1	Segment Revenue
a)	Treasury	20553.3	14664.82	9482.54	61653.66	34322.91
b)	Retail Banking:	65065.26	64774.11	40160.52	233637.87	142273.15
	(i) Digital Banking*	1.05	0.94	0.51	3.37	0.64
	(ii) Other Retail Banking	65064.21	64773.17	40160.01	233634.50	142272.51
c)	Wholesale Banking	48745.92	49743.78	27626.56	175520.23	94366.08
d)	Other Banking Business	8318.92	7511.34	6977.75	30050.38	25979.31
e)	Insurance Business**	31001.94	29862.25	—	86877.22	—
f)	Others^	3750.41	3433.61	3,308.30	13536.00	11865.74
g)	Unallocated	—	—	—	—	—
	Total	177435.75	169989.91	87555.67	601275.36	308807.19
	Less: Inter Segment Revenue	53044.40	54974.40	30396.83	193280.59	104141.09

	Income from Operations	124391.35	115015.51	57158.84	407994.77	204666.10

2	Segment Results***
a)	Treasury	9128.25	1883.46	1043.12	14190.10	2096.49
b)	Retail Banking:	426.37	5725.88	3976.48	15659.91	14163.54
	(i) Digital Banking*	(0.31)	(0.29)	(0.37)	(1.23)	(0.85)
	(ii) Other Retail Banking	426.68	5726.17	3976.85	15661.14	14164.39
c)	Wholesale Banking	3751.15	9876.77	8559.13	32280.98	33641.99
d)	Other Banking Business	2825.78	2745.95	2948.14	11104.00	9684.53
e)	Insurance Business**	1320.19	1361.02	—	3321.30	—
f)	Others^	678.60	451.43	847.17	2352.00	3013.10
g)	Unallocated	(368.95)	(801.40)	(591.35)	(2339.69)	(1101.26)

	Total Profit Before Tax and Minority Interest	17761.39	21243.11	16782.69	76568.60	61498.39

3	Segment Assets
a)	Treasury	822926.80	759245.15	641108.56	822926.80	641108.56
b)	Retail Banking:	1395089.03	1362925.61	756068.77	1395089.03	756068.77
	(i) Digital Banking*	51.34	54.05	40.22	51.34	40.22
	(ii) Other Retail Banking	1395037.69	1362871.56	756028.55	1395037.69	756028.55
c)	Wholesale Banking	1274899.43	1260248.89	973689.82	1274899.43	973689.82
d)	Other Banking Business	97097.23	91673.50	80748.70	97097.23	80748.70
e)	Insurance Business**	322984.00	307522.13	—	322984.00	—
f)	Others^	89587.20	81664.70	64350.96	89587.20	64350.96
g)	Unallocated	27610.57	18545.76	14465.63	27610.57	14465.63

	Total	4030194.26	3881825.74	2530432.44	4030194.26	2530432.44

4	Segment Liabilities***
a)	Treasury	94557.67	154374.88	73308.77	94557.67	73308.77
b)	Retail Banking:	2046673.65	1912201.02	1590732.52	2046673.65	1590732.52
	(i) Digital Banking*	56.18	58.12	41.66	56.18	41.66
	(ii) Other Retail Banking	2046617.47	1912142.90	1590690.86	2046617.47	1590690.86
c)	Wholesale Banking	973987.85	950277.47	464552.76	973987.85	464552.76
d)	Other Banking Business	8212.98	7030.03	7018.64	8212.98	7018.64
e)	Insurance Business**	311998.00	296060.32	—	311998.00	—
f)	Others^	71040.35	65080.06	54252.22	71040.35	54252.22
g)	Unallocated	53945.11	46455.70	50269.77	53945.11	50269.77

	Total	3560415.61	3431479.49	2240134.68	3560415.61	2240134.68

5	Capital, Employees stock options outstanding, Reserves and Minority Interest	469778.65	450346.25	290297.76	469778.65	290297.76

6	Total (4)+(5)	4030194.26	3881825.74	2530432.44	4030194.26	2530432.44

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

** Includes the operations of HDFC Life Insurance Company Limited (consolidated) and HDFC ERGO General Insurance Company Limited.

***Segment Results and Liabilities are after considering the impact of Floating Provisions in the respective segments.

^ Includes the operations of the consolidated entities of the Bank, not covered in any of the above segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Consolidated Statement of Assets and Liabilities is given below:

	(₹ in crore)
Particulars	As at 31.03.2024	As at 31.03.2023
	Audited	Audited
CAPITAL AND LIABILITIES
Capital	759.69	557.97
Employees stock options outstanding	2652.72	1117.20
Reserves and surplus	452982.84	287762.33
Minority interest	13383.40	860.26
Deposits	2376887.28	1882663.25
Borrowings	730615.46	256548.66
Other liabilities and provisions	174832.07	100922.77
Policyholders’ funds	278080.80	—

Total	4030194.26	2530432.44

ASSETS
Cash and balances with Reserve Bank of India	178718.67	117189.28
Balances with banks and money at call and short notice	50115.84	79958.53
Investments	1005681.63	511581.71
Advances	2565891.41	1661949.29
Fixed assets	12603.76	8282.56
Other assets	217182.95	151322.28
Goodwill on consolidation	—	148.79

Total	4030194.26	2530432.44

2	Consolidated Statement of Cashflow is given below:

	(₹ in crore)
	Year ended
Particulars	31.03.2024	31.03.2023
	Audited	Audited
Cash flows from operating activities:
Consolidated profit before income tax and after minority interest	75184.14	61346.80
Adjustment for :
Depreciation on fixed assets	3092.08	2345.47
(Profit) / loss on revaluation of investments	(6957.14)	545.82
Amortisation of premium on held to maturity investments	966.09	851.20
Profit on sale of fixed assets	(75.36)	(8.05)
Profit on sale of investment in subsidiary	(7341.42)	—
Provision / charge for non performing assets	12540.05	13561.19
Floating provisions	10900.00	—
Provision for standard assets and contingencies	1578.23	292.89
Employee stock options / units expense	1731.73	787.06

	91618.40	79722.38

Adjustments for :
Increase in investments	(88411.63)	(64182.03)
Increase in advances	(309210.70)	(254569.45)
Increase in deposits	336964.81	324660.22
Increase in other assets	(31197.26)	(58909.79)
Increase in other liabilities and provisions	6420.40	10459.86
Increase in policyholders’ funds	35728.16	—

	41912.18	37181.19

Direct taxes paid (net of refunds)	(22842.84)	(16367.49)

Net cash flow from operating activities	19069.34	20813.70

Cash flows from investing activities:
Purchase of fixed assets	(4286.72)	(3466.57)
Proceeds from sale of fixed assets	99.82	42.68
Proceeds from sale of investment in subsidiary (net)	9500.67	—

Net cash flow from / (used in) investing activities	5313.77	(3423.89)

Cash flows from financing activities:
Increase in minority interest	1201.66	198.96
Proceeds from exercise of convertible equity warrants	3192.81	—
Proceeds from issue of share capital (other than exercise of warrants)	5249.73	3415.83
Proceeds from issue of Tier 1 and Tier 2 capital instruments	2350.00	23000.00
Redemption of Tier 1 and Tier 2 capital instruments	(230.00)	(12077.00)
(Decrease) / Increase in other borrowings	(7342.84)	18007.29
Dividend paid during the year	(8404.42)	(8604.52)

Net cash flow from / (used in) financing activities	(3983.06)	23940.56

Effect of change in foreign currency translation reserve	104.94	431.71

Net increase in cash and cash equivalents	20504.99	41762.08

Cash and cash equivalents at the beginning of the year	197147.81	155385.73
Cash and cash equivalents acquired on amalgamation	11181.71	—
Cash and cash equivalents at the end of the year	228834.51	197147.81

Cash and cash equivalents includes cash and balances with the RBI and balances with banks and money at call & short notice.

3

The above financial results represent the consolidated financial results of HDFC Bank Limited, its subsidiaries (together referred to as the ‘Group’) and HDB Employee Welfare Trust. These financial results have been approved by the Board of Directors at its meeting held on April 20, 2024. The financial results for the year ended March 31, 2024 have been subjected to an audit by the joint statutory auditors of the Bank.

4

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and direction issued by the Reserve Bank of India (‘the RBI’) from time to time, the Insurance Regulatory and Development Authority of India (‘the IRDAI’) (Preparation of Financial Statements and Auditors Report of Insurance companies) Regulations, 2002 (“IRDAI Guidelines”) to the extent applicable for insurance entities and other accounting principles generally accepted in India and is in compliance with the presentation and disclosure requirements of the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time.

5

The Group has applied significant accounting policies in preparation of these consolidated financial results consistent with those followed in the annual consolidated financial statements for the year ended March 31, 2023, amended in respect of insurance entities and other subsidiaries (refer note 9) acquired as a part of amalgamation of erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”) with and into HDFC Bank Limited. Any circular / direction issued by the RBI is implemented prospectively when it becomes applicable, unless specifically required under that circular / direction.

6

The figures of the last quarter in each of the financial years are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of the third quarter of the respective financial year.

7

The Board of Directors at its meeting held on April 20, 2024, proposed a dividend of ₹ 19.50 per share (previous year: ₹ 19.00 per share), subject to approval of the members at the ensuing Annual General Meeting. Effect of the proposed dividend has been reckoned in determining capital funds in the computation of capital adequacy ratios as at March 31, 2024 and March 31 2023.

8

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) erstwhile HDFC Investments Limited (“eHDFC Investments”) and erstwhile HDFC Holdings Limited (“eHDFC Holdings”), with and into erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”); and thereafter (ii) eHDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed form INC 28 with Registrar of Companies on July 01, 2023 and accordingly, the scheme became effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of eHDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. The results for the year ended March 31, 2024 include the operations of eHDFC Limited, eHDFC Investments and eHDFC Holdings and their subsidiaries for the period from July 01, 2023 to March 31, 2024 and hence results for the quarter and year ended March 31, 2024 are not comparable with those of the corresponding periods of the previous year.

The amalgamation has been accounted under the ‘pooling of interest’ method as prescribed in Accounting Standard -14 “Accounting for amalgamation” (“AS-14”). Outstanding balances between eHDFC Limited and the Bank were eliminated as on July 01, 2023. All assets and liabilities of eHDFC Limited have been recognised by the Bank at their carrying amounts as on that date except for adjustments to bring about uniformity of accounting policies as required under AS-14. The share capital of ₹ 311.04 crore issued by the Bank as consideration pursuant to the scheme has been adjusted against the corresponding share capital of eHDFC Limited of ₹ 370.29 crore and the difference has been adjusted to Amalgamation Reserve. Further, excess of cost over face value of Investment in shares of the Bank by eHDFC Limited of ₹ 14,006.31 crore has been adjusted to Amalgamation Reserve. Consequently, the Bank has recognised a debit balance of ₹ 13,947.06 crore in the Amalgamation Reserve as a result of these adjustments.

Summarized values of assets and liabilities taken over in accordance with the terms of the Scheme is as detailed below:

Particulars	(₹ in crore)
Assets taken over
Balances with banks and money at call and short notice	5,408.87
Investments	146,773.54
Advances	605,664.86
Fixed assets	1,442.60
Other assets	14,338.34

Total assets (A)	773,628.21

Liabilities, reserves and surplus taken over
Equity share warrants	265.64
Reserves and surplus	111,129.66
Deposits	157,259.22
Borrowings	477,539.07
Other liabilities and provisions	27,064.33

Total Liabilities, reserves and surplus (B)	773,257.92

Net Assets C = (A-B)	370.29

Consequent upon amalgamation becoming effective, the authorised share capital of the Bank stood increased to ₹ 1,190.61 crore (11,90,61,00,000 shares of ₹ 1/- each) on account of transfer to and amalgamation / combination of authorised capital of eHDFC Limited with the authorised share capital of the Bank. In terms of the Scheme, the Bank has issued and allotted 3,11,03,96,492 equity shares to the shareholders of eHDFC Limited as on July 13, 2023, being the record date fixed by the Board of Directors as per the Scheme, in accordance with the share exchange ratio i.e. 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of eHDFC Limited. Accordingly, the paid-up share capital of the Bank increased from ₹ 559.18 crore consisting of 5,59,17,98,806 equity shares of ₹ 1/- each to ₹ 753.76 crore consisting of 7,53,75,69,464 equity shares of ₹ 1/- each, post cancellation of 1,16,46,25,834 equity shares held by eHDFC Limited in the Bank on that date in accordance with the provisions of the Scheme.

Further, in relation to the Scheme, the Bank had made applications to the RBI seeking certain forbearances / glidepath to commence from the effective date of the merger. The applications were submitted to the RBI keeping in mind that the merged entity including its subsidiaries would require to comply with the extant RBI regulations with the expectation of facilitating minimal disruption to the existing customers of the merged entity, providing smooth glidepath and enabling the merged entity to continue with the incremental flow of credit in the economy including priority sector. The RBI has granted certain forbearances / glidepath and provided clarifications to the Bank by subsequent communications, the effect of which has been incorporated in the financial results for the year ended March 31, 2024. The Bank continues to engage with the RBI in this regard.

9

Upon scheme becoming effective from July 01, 2023, the following entities (subsidiaries of eHDFC Limited) became the subsidiaries of the Bank. Consequently, the opening balances as on July 01, 2023 are shown as “Addition on amalgamation”.

Name of the entity	Relationship
HDFC Life Insurance Company Limited	Direct Subsidiary
HDFC International Life and Re Company Limited	Indirect Subsidiary
HDFC Pension Management Company Limited	Indirect Subsidiary
HDFC Asset Management Company Limited	Direct Subsidiary
HDFC AMC International (IFSC) Limited	Indirect Subsidiary
HDFC ERGO General Insurance Company Limited	Direct Subsidiary
HDFC Sales Private Limited	Direct Subsidiary
HDFC Capital Advisors Limited	Direct Subsidiary
HDFC Trustee Company Limited	Direct Subsidiary
HDFC Credila Financial Services Limited (‘HDFC Credila’) (up to March 19, 2024)	Direct Subsidiary
HDFC Education and Development Services Private Limited (‘HDFC Edu’)	Direct Subsidiary
Griha Pte Limited	Direct Subsidiary
Griha Investments	Direct Subsidiary

The Bank has not consolidated, HDFC Credila and HDFC Edu, its wholly owned subsidiaries, as the control is intended to be temporary and these subsidiaries are held exclusively with a view to dispose off in the near future (as directed by RBI) on the date of their acquisition. Subsequently, the Bank has diluted its holding in HDFC Credila to 9.99% as on the Balance sheet date. The consolidation of the remaining subsidiaries resulted into capital reserve of ₹ 3,438.82 crore (net of goodwill of ₹ 340.18 crore).

10

During the quarter ended March 31, 2024, in order to comply with the condition imposed by the RBI in relation to the Scheme, the Bank sold 14,01,72,180 equity shares of HDFC Credila Financial Services Ltd (‘HDFC Credila’), for a consideration of ₹ 9,552.73 crore, resulting in gain of ₹ 7,341.42 crore (net of tax ₹ 5,526.26 crore). Consequent to the aforesaid sale, HDFC Credila has ceased to be a subsidiary of the Bank with effect from March 19, 2024.

11

Provision for tax during the quarter and year ended March 31, 2024 is net of write back of provision no longer required of ₹ 3,817.39 crore and ₹ 6,325.04 crore respectively pursuant to favourable orders received by the Bank.

12

The Bank has been allotted 16,13,176 equity shares of HDFC Securities Limited (‘HSL’) on April 15, 2024, subscribed through a rights issue for a consideration of ₹ 953.23 crore. Post this acquisition, the Bank’s shareholding in HSL has increased from 95.13% to 95.19%.

13	During the quarter and year ended March 31, 2024, the Bank has made a floating provision of ₹ 10,900.00 crore in line with the Board approved policy.

14

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and net stable funding ratio under the Basel III Framework. These disclosures would be available on the Bank’s website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. The disclosures have not been subjected to audit or review by the statutory auditors.

15	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

16	₹ 10 million = ₹ 1 crore

Place: Mumbai Date: April 20, 2024	Sashidhar Jagdishan Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND YEAR ENDED MARCH 31, 2024

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and year ended March 31, 2024, at its meeting held in Mumbai on Saturday, April 20, 2024. The accounts have been subjected to an audit by the statutory auditors of the Bank.

CONSOLIDATED FINANCIAL RESULTS:

The Bank’s consolidated net revenue grew by 133.6% to ₹ 807.0 billion for the quarter ended March 31, 2024 from ₹ 345.5 billion for the quarter ended March 31, 2023. The consolidated profit after tax for the quarter ended March 31, 2024 was ₹ 176.2 billion, up 39.9%, over the quarter ended March 31, 2023. Earnings per share for the quarter ended March 31, 2024 was ₹ 23.2 and book value per share as of March 31, 2024 was ₹ 600.8.

The consolidated profit after tax for the year ended March 31, 2024 was ₹ 640.6 billion, up 39.3%, over the year ended March 31, 2023.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended March 31, 2024

The Bank’s net revenue grew by 47.3% to ₹ 472.4 billion (including transaction gains of ₹ 73.4 billion from stake sale in subsidiary HDFC Credila Financial Services Ltd) for the quarter ended March 31, 2024 from ₹ 320.8 billion for the quarter ended March 31, 2023.

Net interest income (interest earned less interest expended) for the quarter ended March 31, 2024 grew by 24.5% to ₹ 290.8 billion from ₹ 233.5 billion for the quarter ended March 31, 2023. Core net interest margin was at 3.44% on total assets, and 3.63% based on interest earning assets.

Other income (non-interest revenue) for the quarter ended March 31, 2024 was ₹ 181.7 billion as against ₹ 87.3 billion in the corresponding quarter ended March 31, 2023. The four components of other income for the quarter ended March 31, 2024 were fees & commissions of ₹ 79.9 billion (₹ 66.3 billion in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 11.4 billion (₹ 10.1 billion in the corresponding quarter of the previous year), net trading and mark to market gain of ₹ 75.9 billion, including transaction gains of ₹ 73.4 billion mentioned above (loss of ₹ 0.4 billion in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend of ₹ 14.4 billion (₹ 11.3 billion in the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Operating expenses for the quarter ended March 31, 2024 were ₹ 179.7 billion, an increase of 33.5% over ₹ 134.6 billion during the corresponding quarter of the previous year. Operating expenses for the quarter ended March 31, 2024 included staff ex-gratia provision of ₹ 15 billion. The cost-to-income ratio for the quarter was at 38.0%. Excluding certain transaction gains and the ex-gratia provision, cost to income ratio for the quarter was at 41.3%.

The credit environment in the economy remains benign, and the Bank’s credit performance across all segments continues to remain healthy. The Bank’s GNPA at 1.24% has shown an improvement over the prior quarter. The Bank has considered this as an opportune stage to enhance its floating provisions, which are not specific to any portfolio, but act as a countercyclical buffer for making the balance sheet more resilient, and these also qualify as Tier 2 Capital within the regulatory limits. Therefore, the Bank has made floating provisions of ₹ 109.0 billion during the quarter.

Provisions and contingencies for the quarter ended March 31, 2024 were ₹ 135.1 billion (including the floating provisions of ₹ 109.0 billion mentioned above). Provisions and contingencies, excluding the floating provisions, for the quarter ended March 31, 2024 were ₹ 26.1 billion as against ₹ 26.9 billion for the quarter ended March 31, 2023.

The total credit cost ratio (excluding the floating provisions mentioned above) was at 0.42%, as compared to 0.67% for the quarter ending March 31, 2023.

Profit before tax (PBT) for the quarter ended March 31, 2024 was at ₹ 157.6 billion. Profit after tax (PAT) for the quarter, after certain tax credits, was at ₹ 165.1 billion, an increase of 37.1% over the quarter ended March 31, 2023.

Balance Sheet: As of March 31, 2024

Total balance sheet size as of March 31, 2024 was ₹ 36,176 billion as against ₹ 24,661 billion as of March 31, 2023.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Total Deposits were at ₹ 23,798 billion as of March 31, 2024, an increase of 26.4% over March 31, 2023. CASA deposits grew by 8.7% with savings account deposits at ₹ 5,987 billion and current account deposits at ₹ 3,100 billion. Time deposits were at ₹ 14,710 billion, an increase of 40.4% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 38.2% of total deposits as of March 31, 2024.

Gross advances were at ₹ 25,078 billion as of March 31, 2024, an increase of 55.4% over March 31, 2023. Grossing up for transfers through inter-bank participation certificates and bills rediscounted, advances grew by 53.8% over March 31, 2023. Domestic retail loans grew by 108.9%, commercial and rural banking loans grew by 24.6% and corporate and other wholesale loans (excluding non-individual loans of eHDFC Ltd of approximately ₹ 807 billion) grew by 4.2%. Overseas advances constituted 1.5% of total advances.

Year ended March 31, 2024

For the year ended March 31, 2024, the Bank earned net revenues (net interest income plus other income) of ₹ 1,577.7 billion, as against ₹ 1,180.6 billion for the year ended March 31, 2023. Net interest income for the year ended March 31, 2024, crossed ₹ 1 trillion and was ₹ 1,085.3 billion, up 25.0%, over the year ended March 31, 2023.

Profit after tax for the year ended March 31, 2024 was ₹ 608.1 billion, up by 37.9% over the year ended March 31, 2023.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 18.8% as on March 31, 2024 (19.3% as on March 31, 2023) as against a regulatory requirement of 11.7%. Tier 1 CAR was at 16.8% and Common Equity Tier 1 Capital ratio was at 16.3% as of March 31, 2024. Risk-weighted Assets were at ₹ 24,680 billion.

DIVIDEND

The Board of Directors recommended a dividend of ₹ 19.5 per equity share of ₹ 1 for the year ended March 31, 2024. This would be subject to approval by the shareholders at the next annual general meeting.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

NETWORK

As of March 31, 2024, the Bank’s distribution network was at 8,738 branches and 20,938 ATMs across 4,065 cities / towns as against 7,821 branches and 19,727 ATMs across 3,811 cities / towns as of March 31, 2023. 52% of our branches are in semi-urban and rural areas. In addition, we have 15,182 business correspondents, which are primarily manned by Common Service Centres (CSC). The number of employees were at 2,13,527 as of March 31, 2024 (as against 1,73,222 as of March 31, 2023).

ASSET QUALITY

Gross non-performing assets were at 1.24% of gross advances as on March 31, 2024, as against 1.26% as on December 31, 2023, and 1.12% as on March 31, 2023. Net non-performing assets were at 0.33% of net advances as on March 31, 2024.

SUBSIDIARIES

Amongst the Bank’s key subsidiaries, HDFC Life Insurance Company Ltd and HDFC ERGO General Insurance Company Ltd prepare their financial results in accordance with Indian GAAP and other subsidiaries do so in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The financial numbers of the subsidiaries mentioned herein below are in accordance with the accounting standards used in their standalone reporting under the applicable GAAP.

HDB Financial Services Ltd (HDBFSL), in which the Bank holds an 94.6% stake, is a non-deposit taking NBFC offering wide a range of loans and asset finance products. For the quarter ended March 31, 2024, HDBFSL’s net revenue was at ₹ 22.9 billion as against ₹ 22.6 billion for the quarter ended March 31, 2023, a growth of 1.2%. Profit after tax for the quarter ended March 31, 2024 was ₹ 6.6 billion compared to ₹ 5.5 billion for the quarter ended March 31, 2023, a growth of 20.3%. Profit after tax for the year ended March 31, 2024 was ₹ 24.6 billion compared to ₹ 19.6 billion for the year ended March 31, 2023. The total loan book was ₹ 902 billion as on March 31, 2024 compared to ₹ 700 billion as on March 31, 2023, a growth of 28.8%. Stage 3 loans were at 1.90% of gross loans. As on March 31, 2024, total CAR was at 19.2% with Tier-I CAR at 14.1%.

HDFC Life Insurance Company Ltd (HDFC Life), in which the Bank holds a 50.4% stake, is a leading, long-term life insurance solutions provider in India. For the quarter ended March 31, 2024, HDFC Life’s total premium income was at ₹ 209.4 billion as against ₹ 196.3 billion for the quarter ended March 31, 2023, a growth of 6.7%. Profit after tax for the quarter ended March 31, 2024 was ₹ 4.1 billion compared to ₹ 3.6 billion for the quarter ended March 31, 2023, a growth of 14.8%. Profit after tax for the year ended March 31, 2024 was ₹ 15.7 billion compared to ₹ 13.6 billion for the year ended March 31, 2023.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC ERGO General Insurance Company Ltd (HDFC ERGO), in which the Bank holds a 50.5% stake, offers a complete range of general insurance products. For the quarter ended March 31, 2024, premium earned (net) by HDFC ERGO was at ₹ 24.2 billion as against ₹ 21.3 billion for the quarter ended March 31, 2023, a growth of 13.7%. Loss after tax for the quarter ended March 31, 2024 was ₹ 1.3 billion, as against profit after tax of ₹ 2.1 billion for the quarter ended March 31, 2023. Profit after tax for the year ended March 31, 2024 was ₹ 4.4 billion compared to ₹ 6.5 billion for the year ended March 31, 2023.

HDFC Asset Management Company Ltd (HDFC AMC), in which the Bank holds a 52.6% stake, is the Investment Manager to HDFC Mutual Fund, one of the largest mutual funds in India and offers a comprehensive suite of savings and investment products. For the quarter ended March 31, 2024, HDFC AMC’s Quarterly Average Assets Under Management were approximately ₹ 6,129 billion, a growth of 36.3% over the quarter ended March 31, 2023. Profit after tax for the quarter ended March 31, 2024 was ₹ 5.4 billion compared to ₹ 3.8 billion for the quarter ended March 31, 2023, a growth of 43.8%. Profit after tax for the year ended March 31, 2024 was ₹ 19.5 billion compared to ₹ 14.2 billion for the year ended March 31, 2023.

HDFC Securities Ltd (HSL), in which the Bank holds a 95.1% stake, is amongst the leading broking firms in India. For the quarter ended March 31, 2024, HSL’s total revenue was ₹ 8.6 billion, as against ₹ 4.9 billion for the quarter ended March 31, 2023. Profit after tax for the quarter was at ₹ 3.2 billion, as against ₹ 1.9 billion for the quarter ended March 31, 2023, a growth of 64.2%. Profit after tax for the year ended March 31, 2024 was ₹ 9.5 billion compared to ₹ 7.8 billion for the year ended March 31, 2023.

Note:

The figures for the period ended March 31, 2024 include the operations of erstwhile HDFC Ltd which amalgamated with and into HDFC Bank on July 01, 2023 and hence the comparisons with the previous periods have to be looked at in light of the same.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

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HDFC Bank Ltd., Mumbai.

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